UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY

(Exact name of the registrant as specified in its charter)

Ireland	001-31560	98-1597419
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

38/39 Fitzwilliam Square Dublin 2 Ireland	D02 NX53
(Address of principal executive offices)	(Zip code)

Katherine E. Schuelke

Senior Vice President, Chief Legal Officer and Company Secretary

(510) 661-1975

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD and the Conflict Minerals Report of Seagate Technology Holdings public limited company (“Seagate”), filed as Exhibit 1.01 hereto, are publicly available at www.seagate.com/esg/.

As a member of the Responsible Business Alliance, Seagate has been actively involved in mineral supply chain due diligence since 2010. Seagate’s responsible sourcing of minerals policy is publicly posted at https://www.seagate.com/files/www-content/global-citizenship/policies/files/responsible-sourcing-of-minerals-policy-09-2020.pdf .

Seagate’s products contain tin, tungsten, tantalum, and gold (“3TG”) necessary to their functionality or production. Seagate conducted due diligence and found no reasonable basis for concluding that any 3TG in its products directly or indirectly financed or benefitted armed groups, and thus believes the status of conflict minerals contained within its products is “DRC conflict free” (as defined in Item 1.01(d)(4) of this Form SD) as of December 31, 2022.

Item 1.02 Exhibit

Seagate has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit  1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY

Date: May 30, 2023	By:	/s/ Katherine E. Schuelke
	Name:	Katherine E. Schuelke
	Title:	Senior Vice President, Chief Legal Officer and Company Secretary

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